Exhibit 99.3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

XPeng Inc.

小 鵬 汽 車 有 限 公 司*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9868)

REVISION OF ANNUAL CAPS FOR RESEARCH AND

DEVELOPMENT COLLABORATION AND

REVISION OF PRICING POLICY FOR

TECHNICAL CONSULTING SERVICES

A.	BACKGROUND

XPeng Inc. (the “Company”) refers to the Hong Kong prospectus issued by the Company on June 25, 2021 (the “Prospectus”). Unless otherwise defined, capitalised terms used herein shall have the same meanings as those defined in the Prospectus.

Research and Development Collaboration

As disclosed in the Prospectus, the Group collaborates with the associates of Alibaba Group in the Group’s research and development activities by licensing and purchasing their software and information technique services, which primarily include cloud computing services and licensing of software, electronic navigation system and map data (the “Research and Development Collaboration”). The Company has originally set the annual caps to be paid by the Group to the associates of Alibaba Group as RMB114,010,000 and RMB193,695,000, respectively, for licensing and purchasing software and information technique services for the two years ending December 31, 2022 and December 31, 2023.

The Group separately negotiates with the associates of Alibaba Group for the terms and rates of the Research and Development Collaboration with reference to the prevailing market price of the type of technical service and licensing based on arm’s length negotiation, and the Group would solicit quotations from independent third parties for similar technical service and licensing to assess the fairness of the price. With respect to cloud computing services, the price and amount are determined based on the actual usage of the services, the relevant unit service rate published by the associates of Alibaba Group on its official website from time to time with respect to different types of cloud computing services and respective discounts of over 25% over such unit service rate. With respect to licensing of electronic navigation system and map data, the Group is charged with scaled price based on its Smart EV production volume with respect to the map data and its updates and fixed price with respect to the technical support services. With respect to licensing of software, the Group is charged with fixed price, which is determined with reference to the price paid by independent third parties and the price of equivalent software possessed by independent third parties.

Technical Consulting Services

As of June 18, 2021, the Group has respectively entered into the technical consulting services framework agreements (the “Technical Consulting Services Framework Agreements”) with Shenzhen Pengxing and Guangzhou Huitian, pursuant to which the Group provides technical consulting, technical training and technical services, as well as certain operational support services, including human resources management and services, to Shenzhen Pengxing and Guangzhou Huitian.

In accordance with the Technical Consulting Services Framework Agreements, the Group charges Shenzhen Pengxing and Guangzhou Huitian based on the actual expenses of the services the Group incurred and a markup rate of 15%. The actual expenses will be determined based on the salaries and human resource costs of the Group’s personnel providing the services to Shenzhen Pengxing and Guangzhou Huitian and the actual amount of time they spend in the relevant projects.

B.	REVISION OF ANNUAL CAPS FOR RESEARCH AND DEVELOPMENT COLLABORATION

Taking into account the Group’s actual business needs, the Company estimates that the existing annual caps in relation to the Research and Development Collaboration in respect of the two years ending December 31, 2022 and December 31, 2023 will not be sufficient. Accordingly, the Board resolved to revise the relevant annual caps as below:

	Revised Annual Caps For the year ending December 31,
	2022	2023
	(RMB in thousand)
Research and Development
Collaboration with Associates of Alibaba Group	270,000	610,000

For the years ended December 31, 2018, 2019, 2020 and 2021 and the six months ended 30 June 2022, the aggregate amount of costs and expenses incurred related to Alibaba Group’s associates providing research and development collaboration was RMB5,620.1 thousand, RMB12,466.7 thousand, RMB15,858.9 thousand, RMB46,180.7 thousand and RMB62,447.6 thousand, respectively. The significant increases of the aggregate amounts paid since 2019 are in line with (i) the substantial increase of the Group’s research and development expenses; (ii) the fast growth of advanced driver-assistant system (“ADAS”) services and total number of Smart EVs sold by the Group; (iii) the rise of users of mobile application of the Company; and (iv) the increase in sales volume of the Group’s higher-end Smart EVs, which are equipped with the specific software licensed. The table below sets forth further breakdown of the historical amounts:

Research and Development Collaboration with Associates of Alibaba Group	Historical Amount For the year ended December 31,				For the six months ended June 30,
	2018	2019	2020	2021	2022
	(RMB in thousand)
Cloud computing services	5,620.1	10,334.6	11,283.9	29,304.6	46,838.7
AutoNavi Services	nil	1,000.0	4,575.0	16,876.1	15,608.9
Other research and development expenses	nil	1,132.1	nil	nil	nil

Total	5,620.1	12,466.7	15,858.9	46,180.7	62,447.6

The revised annual caps for the Research and Development Collaboration have been determined with reference to, among other things, (i) the fast-growing transaction amount for the year ended 31 December 2021 and the six months ended 30 June 2022; (ii) the increasing demand for cloud computing services as the Group’s ADAS services and total number of Smart EVs sold continue to increase; (iii) the expected substantial increase in the Group’s overall research and development expenses, reflecting increase in the Group’s spending on the development of new EV models, Smart EV platform, autonomous driving system and other vehicle-related software; (iv) the growth of users of mobile application of the Company, which leads to more demand for cloud computing capacity; (v) the expected increase in sales volume of the Group’s higher-end Smart EVs with XPILOT 3.0 and XPILOT 3.5, which will be equipped with the specific software licensed.

The remaining terms of the Research and Development Collaboration with the associates of Alibaba Group as disclosed in the Prospectus remain unchanged.

Alibaba Group is a leading market player in terms of cloud computing services, electronic navigation system and map data in China and also operates the largest e-commerce platform in China. As the Group’s collaboration with the associates of Alibaba Group in research and development commenced back in 2017, the Company considers that the continuous collaboration will be beneficial to the Group in light of the quality, efficiency and convenience provided by the collaboration. The Company believes that the revised annual caps are in line with the Group’s actual business needs.

C.	REVISION OF PRICING POLICY FOR TECHNICAL CONSULTING SERVICES

Taking into account the significant value brought by the technical consulting services provided by the Group to Shenzhen Pengxing and Guangzhou Huitian and the progress made by Shenzhen Pengxing and Guangzhou Huitian in their development of the research projects, the Group, Shenzhen Pengxing and Guangzhou Huitian have agreed to increase the mark-up rate charged by the Group from 15% to 50%.

The remaining terms of and the annual caps under the Technical Consulting Services Framework Agreements as disclosed in the Prospectus remain unchanged.

D.	LISTING RULES IMPLICATIONS

As at the date of this announcement, Alibaba Group holds approximately 11.2% of the outstanding and issued shares of the Company through its wholly owned subsidiaries and is a substantial shareholder and connected person of the Company. Therefore, the associates of Alibaba Group are also connected persons of the Company under Rule 14A.07(4) of the Listing Rules. Since each of the providers of the software and information technique services under the Research and Development Collaboration is an associate of Alibaba Group, the acceptance of such services will constitute continuing connected transactions of the Company.

Mr. Xiaopeng He owns the majority of the outstanding and issued shares of Shenzhen Pengxing and Guangzhou Huitian. Therefore, each of Shenzhen Pengxing and Guangzhou Huitian is an associate of Mr. Xiaopeng He and a connected person of the Company under Rule 14A.12(1)(c) of the Listing Rules. Accordingly, the provision of services by the Group to Shenzhen Pengxing and Guangzhou Huitian under the Technical Consulting Services Framework Agreements will constitute continuing connected transactions of the Company.

As the highest applicable percentage ratio in respect of maximum annual cap (as revised) is more than 0.1% but less than 5%, the transactions under the Research and Development Collaboration are subject to reporting, announcement and annual review requirements, but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

As the highest applicable percentage ratio in respect of maximum annual cap is more than 0.1% but less than 5%, the transactions under the Technical Consulting Services Framework Agreements are subject to reporting, announcement and annual review requirements, but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

E.	DIRECTORS’ CONFIRMATION

The Directors (including the independent non-executive Directors) are of the view that (i) the Research and Development Collaboration and its revised annual caps are fair and reasonable, and that the transactions contemplated thereunder are in the ordinary and usual course of business of the Company, on normal commercial terms and in the interests of the Company and the Shareholders as a whole; and (ii) the Technical Consulting Services Framework Agreements and its revised pricing policy are fair and reasonable, and that the transactions contemplated thereunder are in the ordinary and usual course of business of the Company, on normal commercial terms and in the interests of the Company and the Shareholders as a whole.

As at the date of this announcement, as Mr. Yingjie Chen holds positions with Alibaba Group, he has abstained from voting on the relevant Board resolution approving the revised annual caps for the Research and Development Collaboration, and as Mr. Xiaopeng He owns the majority of the outstanding and issued shares of Shenzhen Pengxing and Guangzhou Huitian, he has abstained from voting on the relevant Board resolution approving the revised pricing policy under the Technical Consulting Services Framework Agreements.

Save for the above, to the best knowledge, information and belief of the Directors after having made all reasonable enquiries, no other Director has a material interest in the Research and Development Collaboration and the Technical Consulting Services Framework Agreements, and no other Director has abstained from voting on the relevant Board resolution approving the revised annual caps for Research and Development Collaboration and the revised pricing policy under the Technical Consulting Services Framework Agreements.

F.	GENERAL INFORMATION OF THE PARTIES

Alibaba Group

Alibaba Group is a leading market player in terms of cloud computing services, electronic navigation system and map data in China and also operates the largest e-commerce platform in China. Alibaba Group is a company incorporated in the Cayman Islands, with its American depositary shares listed on the New York Stock Exchange (Stock Symbol: BABA), and its ordinary shares listed on the Main Board of the Hong Kong Stock Exchange (Stock Code: 9988).

The Company

The Company is one of the leading Smart EV companies that designs, develops, manufactures and markets Smart EV in China. The class A ordinary shares and the American depositary shares of the Company are listed on the Hong Kong Stock Exchange and the New York Stock Exchange, respectively.

Shenzhen Pengxing

Shenzhen Pengxing Smart Co., Ltd. (深圳鵬行智能有限公司) and Shenzhen Pengxing Smart Research Co., Ltd. (深圳鵬行智能研究有限公司) are companies incorporated in China with limited liability, which are primarily engaged in the research and development of robots with human-robot interaction function.

Guangzhou Huitian

Guangzhou Huitian is a company incorporated in China with limited liability, which is primarily engaged in the research and development of flying cars.

By order of the Board XPeng Inc. Xiaopeng He Chairman

Hong Kong, Tuesday, August 23, 2022

As at the date of this announcement, the board of directors of the Company comprises Mr. Xiaopeng He and Mr. Heng Xia as executive directors, Mr. Yingjie Chen, Mr. Qin Liu, Mr. Ji-Xun Foo and Mr. Fei Yang as non-executive directors, and Mr. Donghao Yang, Ms. Fang Qu and Mr. HongJiang Zhang as independent non-executive directors.

*	For identification purpose only